UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

Commission file number: 1-15659

Dynegy Inc.

401(k) Savings Plan

(Formerly Dynegy Inc. Profit Sharing/401(k) Savings Plan)

(Full title of the plan)

Dynegy Inc.

1000 Louisiana

Suite 5800

Houston, Texas 77002

(Name of issuer of the securities held pursuant to the plan and the address of its principal executive office)

DYNEGY INC. 401(k) SAVINGS PLAN

Page No.

INDEPENDENT AUDITORS’ REPORT	1

FINANCIAL STATEMENTS

Statements of Net Assets Available for Benefits as of December 31, 2002 and 2001	2

Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2002 and 2001	3

NOTES TO FINANCIAL STATEMENTS	4

SUPPLEMENTAL SCHEDULES

Schedule G, Part III:—Schedule of Nonexempt Transactions for the year ended December 31, 2002	16

Schedule H, Line 4i:—Schedule of Assets (Held at End of Year) as of December 31, 2002	17

Schedule H, Line 4j:—Schedule of Reportable Transactions for the year ended December 31, 2002	18

Note: Other schedules required by 29 CFR 2520.103-10 of the Department of Labor’s Rules and Regulations for reporting and disclosure under ERISA have been omitted because they are not applicable.

SIGNATURE	19

EXHIBIT 23.1—CONSENT OF INDEPENDENT ACCOUNTANTS

EXHIBIT 99.1—CERTIFICATION OF PLAN ADMINISTRATOR PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

INDEPENDENT AUDITORS’ REPORT

To the Dynegy Inc. Benefit Plans Committee for

    Dynegy Inc. 401(k) Savings Plan

We have audited the accompanying statements of net assets available for benefits of Dynegy Inc. 401(k) Savings Plan (formerly Dynegy Inc. Profit Sharing/401(k) Savings Plan) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Dynegy Inc. 401(k) Savings Plan as of December 31, 2002 and 2001, and the changes in its net assets available for benefits for years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in the supplemental schedules of (1) nonexempt transactions, (2) assets (held at end of year), and (3) reportable transactions, together referred to as “supplemental information”, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental information is the responsibility of the Plan’s management. The supplemental information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ MCCONNELL & JONES LLP

Houston, Texas

June 20, 2003

DYNEGY INC. 401(k) SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2002 AND 2001

	2002	2001
ASSETS:
Investments:
Cash and temporary cash investments	$—	$4,054
At contract value:
Value of funds held in insurance company general account (unallocated contracts)	—	30,538,283
At fair market value:
Plan interest in master trust	19,790,206	—
Employer securities	—	62,862,547
Registered investment companies	55,264,780	—
Common collective trust	29,426,668	—
Common stock	137,872	—
Value of interest in pooled separate accounts	—	84,671,643
Participant loans	5,677,243	4,664,817

Total investments	110,296,769	182,741,344

Receivables:
Employee contributions receivable	209,812	—
Employer contributions receivable	478,617	6,692,410

Total receivables	688,429	6,692,410

NET ASSETS AVAILABLE FOR BENEFITS	$110,985,198	$189,433,754

The accompanying notes are an integral part of these financial statements

DYNEGY INC. 401(k) SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
ADDITIONS:
Additions to net assets attributed to:
Contributions:
Employee	$17,103,013	$15,022,928
Employer	14,683,585	14,266,756

Total contributions	31,786,598	29,289,684

Investment income:
Interest income	3,043,602	2,019,805
Dividends	452,876	733,212
Other	630	2,825

Total investment income	3,497,108	2,755,842

TOTAL ADDITIONS	35,283,706	32,045,526

DEDUCTIONS:
Deductions from net assets attributed to:
Net depreciation in fair value of investments	87,471,465	85,788,230
Benefit payments	19,724,622	20,213,308
Administrative expenses	750	24,939

TOTAL DEDUCTIONS	107,196,837	106,026,477

DECREASE IN NET ASSETS BEFORE TRANSFERS	(71,913,131)	(73,980,951)

PLAN-TO-PLAN TRANSFERS, NET	(6,535,425)	(59,700)

NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	189,433,754	263,474,405

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$110,985,198	$189,433,754

The accompanying notes are an integral part of these financial statements

DYNEGY INC. 401(K) SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

1.	DESCRIPTION OF PLAN

The following description of the Dynegy Inc. 401(k) Savings Plan (formerly Dynegy Inc. Profit Sharing/401(k) Savings Plan) (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

Effective May 1, 1989, the predecessor company to Dynegy Inc. (collectively, the “Company”) established this plan which qualifies under Section 401(k) of the Internal Revenue Code (the “Code”). The Plan is a trusteed, defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan and related trust are established and maintained for the exclusive benefit of participating employees of the Company and certain of its affiliates (the Company and its affiliates that participate in the Plan are each referred to herein as the “Employer”). The Dynegy Inc. Benefit Plans Committee serves as the “Plan Administrator” for the Plan.

In April 1995, the Company acquired Trident NGL, Inc. (Trident). In connection with the acquisition, the Trident NGL, Inc. Savings Plan was merged with and into the Plan.

In June 1997, the Company acquired Destec Energy, Inc. (Destec). In connection with the acquisition, Destec employees began participating in the Plan effective October 1, 1997.

Participant Accounts

Each participant’s accounts are credited with the participant’s contribution and allocations of the Employer’s contribution and Plan earnings. Please see Note 7 for a discussion of certain unremitted contributions. For participants with loans, a loan administrative fee is charged to their account.

Forfeitures

Forfeitures are applied to reduce Employer matching contributions and/or to pay Plan administrative expenses. For the year ended December 31, 2002, the forfeiture balance totaled $1,724,304 and was used to reduce the Employer matching contribution receivable. Please see Note 7 for a discussion of certain unremitted contributions.

Investment of Funds

Each participant has the right upon enrollment to select the fund(s) into which the participant’s before-tax, after-tax and rollover contributions (and the earnings allocable thereto) will be invested. A participant may change the allocation of such contributions made to the selected funds or transfer amounts among investment funds anytime during the Plan year. Employer matching and discretionary contributions are initially made in shares of Dynegy common stock and held in the Dynegy Stock Fund (the “Dynegy Stock Fund”). A participant may transfer such contributions (and the earnings allocable thereto) among investment funds anytime after they are initially credited to his or her accounts.

Eligibility and Contributions

All employees of the Employer are eligible to participate in the Plan other than (a) employees covered by a collective bargaining agreement (unless such agreement provides for coverage under the Plan), (b) nonresident aliens, (c) leased employees, (d) employees who have waived participation in the Plan, and (e) individuals who are deemed to be employees under certain Treasury regulations. Although participation in the Plan commences immediately upon employment as an eligible employee, a participant’s election to make before-tax and/or after-tax contributions to the Plan is voluntary. Notwithstanding the foregoing, participation in the Plan is voluntary for an eligible employee who is also entitled to accrue a benefit under the Dynegy Midstream Services Retirement Plan (formerly the Trident NGL, Inc. Retirement Plan) (the “Dynegy Midstream Plan”), and such an employee will not be eligible to receive an allocation of Employer discretionary contributions under the Plan.

Participants may make before-tax contributions by payroll deduction up to the legal dollar limit. Participants may also make after-tax contributions in cash or by payroll deduction. Total contributions are limited to the extent required by law. A participant may “roll-over” into the Plan amounts previously invested in another retirement plan.

The Employer contributes a monthly match to the Plan equal to 100% of the participant’s monthly before-tax contributions that are not in excess of 5% of the participant’s compensation for the month. In addition, for each calendar year the Employer makes a “true-up” matching contribution on behalf of each participant who was an eligible employee on the last day of the year. The “true-up” matching contribution equals the difference, if any, between (a) 100% of the before-tax contributions made during the year by the eligible participant that were not in excess of 5% of his or her compensation for the year and (b) the aggregate amount of monthly matching contributions made on behalf of such eligible participant during the year. All employer matching contributions are made in shares of Dynegy common stock and are initially held in the Dynegy Stock Fund in the Master Trust. Dividends on stock held in the Dynegy Stock Fund are also invested in the Dynegy Stock Fund.

For the Plan year 2001, the Employer was required to make a profit-sharing contribution to the Plan in cash in an amount equal to 5% of compensation on behalf of each participant (a) who terminated employment prior to December 1, 2001, (b) whose termination of employment occurred on or after attaining age 65 or by reason of death or disability, and (c) who, immediately prior to such termination, was not accruing benefits under the Dynegy Midstream Plan. For 2001, the Employer made profit-sharing contributions in the amount of $4,358. The Employer is not required to make a profit-sharing contribution for any Plan year beginning on or after January 1, 2002.

In addition, the Employer may make a discretionary contribution for a calendar year that is allocated based on compensation to (a) participants who are eligible employees on the last day of the year and who are not accruing benefits under the Dynegy Midstream Plan and (b) participants who terminated employment during the year on or after attaining age 65 or by reason of death or disability and who, immediately prior to such termination, were not accruing benefits under the Dynegy Midstream Plan. The discretionary contribution is made in shares of Dynegy common stock which is initially held in the Dynegy Stock Fund. No contributions were made under this arrangement during plan year 2002. During 2001, the Employer allocated 858,858 shares of Dynegy Inc. common stock as discretionary contributions.

Vesting

Generally, participants vest in Employer matching and Employer profit sharing and discretionary contributions as follows:

Years of Service	Vesting Percentage
1	25
2	50
3	75
4	100

Participants also become 100% vested in such contributions upon (a) attaining normal retirement age (age 65) while employed by the Employer or (b) termination of employment with the Employer by reason of disability or death.

Forfeitures are used to offset future Employer matching contributions and/or to pay Plan administrative expenses.

On December 19, 2002, the Plan was amended to provide for 100% vesting in the account balances of the following participants: (a) each participant employed by Northern Natural Gas Company on the date of the sale of that entity to MidAmerican Energy Holdings Company (August 2002); (b) each participant whose employment was involuntarily terminated by the Employer for a reason other than cause during the Plan year beginning on January 1, 2002; and (c) each participant whose employment was involuntarily terminated by the Employer for a reason other than cause during the Plan year beginning on January 1, 2003 if such participant was notified of such termination and his or her “transition” status in connection with the Employer’s reduction in force that occurred on October 21, 2002.

Employee before-tax, after-tax and rollover contributions are 100 percent vested and non-forfeitable at all times.

Distributions

Prior to May 1, 2002, participants could elect to receive their distributions in a lump sum, in periodic installment payments or in various annuity forms. From and after May 1, 2002, only lump sum distributions are available under the Plan. All distributions are made in cash, except that a participant may elect to have the portion of his or her account that is invested in the Dynegy Stock Fund distributed in shares of Dynegy common stock.

Generally, a participant can defer the receipt of his or her distribution until April 1 of the calendar year following the later of the calendar year in which he or she reaches age 70 1/2 or the calendar year in which he or she terminates employment. However, an automatic lump sum distribution will be made upon termination of employment if the participant’s aggregate account balance (excluding the portion thereof attributable to rollover contributions) is not in excess of $5,000.

The Plan permits a variety of in-service withdrawals. Any participant may withdraw amounts credited to his or her after-tax account and rollover account. A participant who has attained age 59½ may withdraw amounts from his or her before-tax account and the vested interest in his or her employer contribution account. A hardship withdrawal is also permitted under the Plan. In addition, certain special in-service withdrawal rights apply to amounts that have been transferred to the Plan from other retirement plans.

Loans to Participants

The Plan allows participants to borrow from their Plan accounts an amount not to exceed the lesser of $50,000 (reduced by the excess of the highest outstanding balance of loans during the one-year period before the date the loan is made over the outstanding balance of loans on the date the loan is made) or 50% of the vested account balance (other than the portion of such account balance that is invested under the directed brokerage investment fund option). Interest is charged on these loans at a rate commensurate with interest rates charged by persons in the business of lending money for similar type loans. For 2002, the interest rate ranged from 5.25% to 10%. The rate for 2001 ranged from 7% to 10%.

All loans made will mature and be payable in full no earlier than one year and no later than five years from the date of the loan. An exception exists when the loan is used by the participant to acquire his or her principal residence. In this case, the loan will mature and be payable in full no earlier than one year and no later than ten years from the date of the loan. Loan repayments are made by payroll deductions authorized by the participant while the participant remains employed by the Employer or an affiliate. After termination of employment and before receiving a distribution from the Plan, a participant may continue to make loan payments directly to the Trustee. Interest paid on the loan is credited to the participant’s account. The Trustee maintains a Loan Fund to hold the balances of participants’ loans.

Termination of the Plan

The Employer intends to continue the Plan indefinitely but reserves the right to terminate the Plan at any time by resolution of the Company’s board of directors.

In the event the Plan is terminated and the Company does not maintain or establish another defined contribution plan, the assets of the trust fund will be liquidated and each participant will be entitled to receive the entire amount of his or her account.

Plan Changes and Amendments

Effective January 1, 2002, the Plan changed its name to the Dynegy Inc. 401(k) Savings Plan.

Effective January 1, 2002, the Employer will not make an Employer profit-sharing contribution for any Plan year beginning on or after January 1, 2002.

Effective January 1, 2002, the Plan was amended and restated. The Plan also changed recordkeepers and trustees from CIGNA to Vanguard Fiduciary Trust Company. As a result, the investment options offered to the Plan’s participants changed. In order to facilitate this transition, it was necessary to impose a “Quiet Period” as adopted in an amendment dated November 30, 2001. The Quiet Period commenced on November 30, 2001 (December 20, 2001 for investment changes and contribution rate changes) and ended on January 18, 2002. During this period, requests for, and processing of, distributions, withdrawals, changes in participant contribution rates and loans were temporarily suspended. In addition, participants were unable to change investment designations with respect to future or existing allocations.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting

The accompanying Plan financial statements are prepared on the accrual basis of accounting.

Investments

Participant loans included in the loan fund are valued at cost, which approximates fair value. Other investments are stated at fair value based on the latest quoted market price. Shares of mutual funds are valued at the net asset value of shares held by the Plan at the year end.

The investments held in the Master Trust are stated at fair value as determined by the Trustee based on the latest quoted market values of the underlying securities. Securities for which no quoted market value is available are valued at fair value as determined in good faith by or under the direction of the Trustee. The Trustee determines the Plan’s interest in the market value of the Master Trust’s net assets in accordance with a computational method agreed upon between the Plan Administrator and the Trustee. The Dynegy Stock Fund and the Stable Value Fund, however, are identified with each plan on an actual basis. At December 31, 2002 the Plan’s interest in the Master Trust was approximately 46%.

Investment securities are exposed to various risks, such as interest rate, market, and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect the amounts reported in the Statement of Net Assets Available for Benefits.

Income

Net appreciation (depreciation) of investments is comprised of realized and unrealized gains and losses. Realized gains or losses represent the difference between proceeds received upon sale and the average cost of the investment. Unrealized gain or loss is the difference between market value and cost of investments retained in the Plan (at financial statement date). For the purpose of allocation to participants, the Dynegy Stock Fund is valued by the Plan at its unit price (comprised of market price plus uninvested cash position) on the date of allocation and current unit price is used at the time of distribution to participants resulting in a realized gain or loss and is reflected in the income from the Plan’s investment in the Master Trust.

Investment income from the Plan’s investment in the Master Trust consists of the Plan’s proportionate share of the Master Trust’s interest and dividend income and investment income from net appreciation (depreciation) in fair value of investments.

The Trustee records dividend income as of the ex-dividend date and accrues interest income as earned. Realized gains and losses on security sales are computed on an average cost basis. Purchases and sales of securities are recorded on a trade-date-basis.

Expenses

Most expenses incurred in the administration of the Plan and the related Trusts are paid by the Employer. These expenses include fees and expenses of the Trustee, fund managers, consultants, auditors, and legal personnel.

Income Taxes

The Internal Revenue Service (IRS) has determined and informed the Company by a letter dated June 18, 2002 that the Plan and related trust are designed in accordance with applicable sections of the IRC. The IRS determination letter does not cover several amendments, including the amendment and restatement of the Plan effective January 1, 2002 and subsequent amendments. However, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ materially from these estimates.

Distribution of benefits

Distributions of benefits are recorded when paid.

Reclassification

Certain prior year balances have been reclassified to conform to current year presentation.

3.	INVESTMENT CONTRACT WITH INSURANCE COMPANY

On January 1, 2001, the Plan entered into an investment contract with Connecticut General Life Insurance Company (the “Insurance Company”). The Insurance Company maintained the contributions in a general account. The account was credited with earnings on the underlying investments and charged for participant withdrawal and administrative expense. The contract is included in the financial statements at contract value as reported to the Plan by the Insurance Company. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

There are no reserves against the contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rate was approximately six percent for 2001. The crediting interest rate is based on an agreed-upon formula from the issuer, but may not be less than five percent. Such interest rates are reviewed on a quarterly basis for resetting.

4.	INVESTMENTS

Plan investments are received, invested and held by the Trustee. Individual investments that represent 5% or more of the Plan’s net assets available for benefits include:

Investments at fair market value as determined by quoted market price		Fair value at December 31
		2002	2001
Plan interest in Master Trust	*	$19,790,206	$—
Dynegy Common Stock	*	—	62,862,547
CIGNA Guaranteed Long-term Fund		—	30,538,282
CIGNA Stock Market Index Fund		—	16,970,302
Fidelity Growth Opportunities Fund		—	14,299,636
CIGNA Lifetime 40 Fund		—	10,642,607
AFG Fundamental Investors Fund		14,906,271	—
Vanguard Total Stock Market Investment		13,369,012	—
Vanguard Retirement Savings Trust		29,426,668	—

* Includes both participant-directed and nonparticipant-directed investments. See Note 8.

The Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $87,471,465 and $85,788,230 during 2002 and 2001 as follows:

	2002	2001
Plan interest in Master Trust	$70,739,836	$—
Employer securities	—	74,721,964
Pooled separate accounts	—	11,066,266
Registered investment companies	16,731,629	—

	$87,471,465	$85,788,230

5.	PARTICIPATION IN MASTER TRUST

Effective January 1, 2002, the Plan began participating in a master trust investment agreement, with the Illinois Power Company Incentive Savings Plan, Illinois Power Company Incentive Savings Plan for Employees Covered Under A Collective Bargaining Agreement and Extant Inc. 401(k) Plan.

The following information is presented for the Master Trust:

DYNEGY INC. MASTER TRUST

STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2002

ASSETS:
Cash and temporary cash investments	859
Investments at fair value:
Employer securities	14,877,915
Registered investment companies	28,121,323

Total investments	43,000,097
Receivables:
Fund units receivable	8,055

TOTAL ASSETS	43,008,152

LIABILITIES:
Accrued expenses	5,859
Fund units payable	22,145

TOTAL LIABILITIES	28,004

NET ASSETS AVAILABLE FOR BENEFITS	$42,980,148

    Investment loss for the Master Trust is as follows:

December 31, 2002
Investment income (loss):
Depreciation in fair value of investments:
Employer securities	$147,237,890
Registered investment companies	5,213,753

Total depreciation, net	152,451,643
Dividends and interest	1,670,367

Total investment loss, net	$150,781,276

6.	TRANSACTIONS WITH PARTIES-IN-INTEREST

Certain Plan investments are shares of mutual funds managed by Vanguard Fiduciary Trust Company. Vanguard Fiduciary Trust Company is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Fees paid during the year for legal, accounting, and other professional services rendered by parties-in-interest were based on customary and reasonable rates for such services.

7.	UNREMITTED CONTRIBUTIONS

During Plan year 2002, the Employer failed to remit an aggregate of $467,552 in participant and Employer contributions to the Plan within the time period required by the Department of Labor. These failed remittances resulted from the Employer’s inconsistent transmittal of manual check deductions and processing errors primarily relating to the electronic transmission to the Plan recordkeeper of deductions made by certain employee groups. The unremitted contributions have been accrued as a receivable in the Plan financial statements as of December 31, 2002 and were credited to the appropriate participant accounts subsequent to year end. As of the date of this report, the amounts that would have been earned on the unremitted contributions are being calculated and will be credited to the appropriate participant accounts. The Employer has failed to remit certain participant and Employer contributions during Plan year 2003. Through May 31, 2003, the amount of unremitted contributions is $126,500. The Employer is addressing this matter and intends to credit proper amounts to the affected participants as soon as practicable.

The Employer has identified the participants affected by its failed remittances and is currently developing a formal audit procedure as well as a technical solution to ensure that all contributions are remitted timely. The Employer also is developing an appropriate methodology for calculating the amounts that would have been earned on the unremitted contributions and a plan for crediting to appropriate participant accounts the amount of such earnings, together with the participant and Employer contributions that currently remain unremitted, as soon as practicable. In the interim, the Employer has strengthened its monitoring process with respect to participant deductions in an attempt to verify that they are timely remitted to the Plan recordkeeper and appropriately posted to participant accounts.

Under applicable Department of Labor regulations, participant contributions that are not remitted timely are considered to give rise to “prohibited transactions” and are treated as borrowed funds during the period in which they are not timely remitted. Employers generally address prohibited transactions of this type by calculating interest on the amount of unremitted contributions, after adjusting such amount for the earnings that would have been earned thereon, and crediting the total amount of adjusted unremitted contributions and interest to the appropriate participant accounts. Additionally, a corresponding excise tax for each taxable year in an amount equal to 15% of the fair market value of the use of the late contributions (adjusted for earnings) must be paid by the employer. As described above, the Employer is currently developing an appropriate methodology for calculating the amounts that would have been earned on the unremitted contributions, together with interest on the then adjusted unremitted contributions, and intends to credit the calculated amounts to the appropriate participant accounts and pay the required excise tax as soon as practicable following completion of such calculations.

8.	NONPARTICIPANT-DIRECTED INVESTMENTS

All funds in the Plan are participant directed, with the exception that Employer matching and discretionary contributions are initially invested in the Dynegy Stock Fund. Participants may diversify the investment of Employer matching and discretionary contributions after such amounts are initially credited to their accounts. Information about the net assets available for benefits and the significant components of the changes in net assets available for benefits relating to the Dynegy Stock Fund is as follows:

DYNEGY STOCK FUND

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2002 AND 2001

	2002	2001
ASSETS:
Investments, at fair market value:
Employer securities	$8,426,518	$62,862,547
Employer contributions receivable	478,617	6,692,410

NET ASSETS AVAILABLE FOR BENEFITS	$8,905,135	$69,554,957

DYNEGY STOCK FUND

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
ADDITIONS:
Additions to net assets attributed to:
Contributions:
Employer	$14,679,609	$12,133,326
Employee	476,457	—

Total contributions	15,156,066	12,133,326

Investment income:
Dividends	393,627	733,212
Other income	117	—

Total investment income	393,744	733,212

Loan repayments	427,146	—

TOTAL ADDITIONS	15,976,956	12,866,538

DEDUCTIONS:
Deductions from net assets attributed to:
Net depreciation in fair value of investments	68,974,692	74,721,964
Benefit payments	1,736,510	7,645,184
Loan withdrawals	929,606	—
Administrative expenses	213	7,319

TOTAL DEDUCTIONS	71,641,021	82,374,467

DECREASE IN NET ASSETS	(55,664,065)	(69,507,929)
FUND TO FUND TRANSFERS, NET	1,839,420	(2,074,948)
PLAN TO PLAN TRANSFERS, NET	(6,825,177)	(45,058)
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	69,554,957	141,182,892

NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$8,905,135	$69,554,957

9.	COMMITMENTS AND CONTINGENCIES

On July 24, 2002 the Plan Administrator received notification from the US Department of Labor (DOL), Employee Benefits Security Administration, of an investigation of the Plan under section 504 of the Employee Retirement Income Security Act of 1974 (ERISA). The investigation relates to the plan year ended December 31, 1998 and subsequent years, and is in progress as of the date of this report.

On August 15, 2002, a purported class action complaint was filed against the Company in the United States District Court for the Southern District of Texas (Houston Division) alleging ERISA violations. The lawsuit concerns the Plan and claims that the Company’s Board of Directors and certain former and current officers involved in the administration of the Plan breached their fiduciary duties to the Plan’s participants and beneficiaries in connection with the Plan’s holdings of Dynegy common stock. The lawsuit seeks unspecified damages for the losses to the Plan resulting from the alleged breaches of fiduciary duties, as well as attorney’s fees and certain other costs. The putative class was defined as participants holding Dynegy common stock in the Plan as of April 17, 2001 or later. On February 12, 2003, the plaintiffs filed an amended complaint, which extended the putative class period back to April 27, 1999. Additional past Company Board members were named as defendants, as were past and present members of the Company’s Benefit Plans Committee. The amended complaint alleges that the Company’s earnings and business conditions were misstated from 1999 forward and that, during such period, the Company and members of its Board of Directors, including members of the Board’s Compensation and Human Resources Committee, breached fiduciary duties by failing to disclose to the Benefit Plans Committee information regarding risks associated with its business due to misstatements about its revenues, earnings and operations and by failing to monitor the Benefit Plans Committee. The amended complaint further alleges that the Benefit Plans Committee breached fiduciary duties by failing to disclose complete and accurate information with respect to the suitability of investing in Dynegy common stock and by failing to eliminate Dynegy common stock as a Plan investment option, and that the Benefit Plans Committee breached their duty of loyalty to discharge their duties to the Plan solely in the interest of the participants and beneficiaries. The amended complaint also alleges that the Company breached co-fiduciary duties under ERISA and, to the extent it is found not to be a fiduciary, that it benefited by knowingly participating in fiduciary breaches by others. The plaintiffs filed a second amended complaint on April 7, 2003, which names as additional defendants certain former employees who served on a predecessor committee to the Benefit Plans Committee. Plaintiffs have also named the Plan recordkeeper and trustee as a third-party defendant in the lawsuit.

10.	SUBSEQUENT EVENTS

Subsequent to December 31, 2002, the per share market price of Dynegy Inc. common stock increased from $1.18 as of December 31, 2002 to $4.25 as of June 20, 2003. As of May 31, 2003, the fair value of the Plan’s investments totaled $143,667,678 including $38,887,147 in the Dynegy Stock Fund.

DYNEGY INC. 401(k) SAVINGS PLAN

EIN: 74-2928353 PN: 001

Schedule G, Part III:—Nonexempt Transactions

For the year ended December 31, 2002

(a) Identity of party involved	Dynegy Inc.

        Relationship to plan,

(b)   employer, or other party-in

interest	Employer

        Description of transactions

        including maturity date,

(c)   rate of interest, collateral,

par or maturity value	Employee and employer contributions not remitted to the plan within the time stipulated by DOL regulations.

Employee Contributions			Employer Match
Payroll month	Total	Date contribution made	Payroll month	Total	Date contribution made

			Feb 2002	271	April 2003
June 2002	816	April 2003	June 2002	316	April 2003
July 2002	10,415	April 2003	July 2002	54,450	April 2003
Aug 2002	31,783	May 2003	Aug 2002	11,208	April 2003
Sept 2002	30,967	May 2003	Sept 2002	10,460	April 2003
Oct 2002	22,430	May 2003	Oct 2002	59,436	April 2003
Nov 2002	13,583	May 2003	Nov 2002	52,655	April 2003
Dec 2002	99,817	May 2003	Dec 2002	68,944	April 2003

	$209,812			$257,740

(d) Purchase price	$467,552

(e) Selling price	Not Applicable

(f) Lease rental	Not Applicable

       Expenses incurred in

(g)  connection with

transaction	Not Applicable

(h) Cost of asset	$467,552

(i) Current value of asset	$467,552

DYNEGY INC. 401(k) SAVINGS PLAN

EIN: 74-2928353 PN: 001

Schedule H, Line 4 (i):—Schedule of Assets (Held at End of Year)

As of December 31, 2002

[a]	[b]	[c]	[d]	[e]
Party-in- interest	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value
*	Plan Interest in Master Trust	Master Trust	$49,358,561	$19,790,206
*	American Funds EuroPacific	Registered Investment Company	**	3,144,928
*	Janus Worldwide Fund	Registered Investment Company	**	4,887,566
*	PIMCO Total Return Bond	Registered Investment Company	**	8,088,499
*	AFG Fundamental Investors Fund	Registered Investment Company	**	14,906,271
*	Vanguard Capital Opportunity	Registered Investment Company	**	6,613,205
*	Vanguard Growth Equity Fund	Registered Investment Company	**	4,075,668
*	Vanguard Total Stock Mkt Inv	Registered Investment Company	**	13,369,012
*	Vanguard Retirement Savings Trust	Common/Collective Trust	**	29,426,668
		Various maturities and interest rates ranging
*	Loan Fund	from 5.25%-10.50%	**	5,677,243

Self-directed Brokerage Account:
*	American Express Company	Common Stock	**	601
*	Amgen Inc	Common Stock	**	870
*	Automatic Data Processing Inc Com	Common Stock	**	2,944
*	Berkshire Hathaway Hldg Co Cl B Com	Common Stock	**	2,423
*	Consolidated Edison Inc Com	Common Stock	**	1,499
*	Danaher Corp	Common Stock	**	3,811
*	Empire Dist Elec Co	Common Stock	**	55,892
*	Gold Fields Ltd New Spons Adr	Common Stock	**	1,396
*	Headwaters Inc Com	Common Stock	**	3,100
*	IDEC Pharmaceuticals Corp	Common Stock	**	1,658
*	IDT Corp Com	Common Stock	**	1,729
*	Invision Technologies Inc	Common Stock	**	5,005
*	Ishares TR Russell 1000 Growth Index Fd	Common Stock	**	7,272
*	Ishares TR Russell 2000 Growth Index Fd	Common Stock	**	7,970
*	Liberty Media Corp New Com Ser A	Common Stock	**	626
*	Southern Co	Common Stock	**	1,136
*	TECO Energy Inc	Common Stock	**	39,941
*	Alliance Institutional Reserves—Prime	Registered Investment	**	41,296
*	Berger Investment Portfolio Trust: Berge	Registered Investment	**	59,870
*	Dodge & Cox Balanced Fund	Registered Investment	**	9,902
*	Matthews International Funds: Matthews A	Registered Investment	**	9,888
*	Rydex Dynamic Tempest 500 Fund	Registered Investment	**	8,898
*	Rydex Dynamic Venture 100 Fund	Registered Investment	**	10,037
*	T. Rowe Price Small-Cap Value Fund, Inc.	Registered Investment	**	39,741

		Total		$110,296,769

* A party-in-interest to the Plan

** Cost not required for participant directed investments

DYNEGY INC. 401(k) SAVINGS PLAN

EIN: 74-2928353 PN: 001

Schedule H, Line 4j:—Schedule of Reportable Transactions

For the year ended December 31, 2002

[a]	[b]	[c]	[d]	[g]	[h]	[i]
Identity of party involved	Description of asset (include interest rate and maturity in case of a loan)	Purchase price	Selling price	Cost of asset	Current value of asset on transaction date	Net gain or (loss)
The Vanguard Group *	Janus Worldwide Fund	$10,238,337			$10,238,337
The Vanguard Group *	Janus Worldwide Fund		3,228,277	3,778,431	3,228,277	(550,155)
The Vanguard Group *	PIMCO Total Return Bond	12,302,770			12,302,770
The Vanguard Group *	PIMCO Total Return Bond		4,261,675	4,244,867	4,261,675	16,808
The Vanguard Group *	AFG Fundamental Investors Fund	24,364,787			24,364,787
The Vanguard Group *	AFG Fundamental Investors Fund		5,395,070	6,096,093	5,395,070	(701,023)
The Vanguard Group *	Vanguard Capital Opportunity	13,823,168			13,823,168
The Vanguard Group *	Vanguard Capital Opportunity		4,014,307	4,867,981	4,014,307	(853,673)
The Vanguard Group *	Vanguard Growth Equity Fund	8,967,334			8,967,334
The Vanguard Group *	Vanguard Growth Equity Fund		2,631,479	3,231,071	2,631,479	(599,592)
The Vanguard Group *	Vanguard Total Stock Mkt Inv	24,271,819			24,271,819
The Vanguard Group *	Vanguard Total Stock Mkt Inv		6,410,171	7,395,408	6,410,171	(985,237)
The Vanguard Group *	Vanguard Retirement Savings Trust	29,862,432			29,862,432
The Vanguard Group *	Vanguard Retirement Savings Trust		435,764	435,764	435,764	—
The Vanguard Group *	Stable Value Fund	43,535,837			43,535,837
The Vanguard Group *	Stable Value Fund		14,312,212	14,312,212	14,312,212	—
The Vanguard Group *	Strategic Mod Growth Fund	14,953,259			14,953,259
The Vanguard Group *	Strategic Mod Growth Fund		3,538,099	3,774,514	3,538,099	(236,416)

* A party-in-interest to the Plan

Note: Item (e) and (f) are not applicable

SIGNATURE

Dynegy Inc. 401(k) Savings Plan (Formerly Dynegy Inc. Profit Sharing/401(k) Savings Plan). Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf of the undersigned hereunto duly authorized.

Dynegy Inc. 401(k) Savings Plan

By:	/s/ R. Blake Young
R. Blake Young Designated Member-Dynegy Inc. Benefit Plans Committee

Date: June 30, 2003